Ingersoll-Rand plc 170/175 Lakeview Drive Airside Business Park Swords, Co. Dublin, Ireland Tel: +353 1 870 7400 Fax: +353 1 870 7401

July 15, 2016

Via EDGAR

Mr. Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Ingersoll-Rand Public Limited Company
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 12, 2016
File No. 001-34400

Dear Mr. Cascio:

This is in response to a letter dated June 30, 2016 from the Staff of the Securities and Exchange Commission (the “Staff”) to Susan K. Carter, Senior Vice President and Chief Financial Officer of Ingersoll-Rand Public Limited Company (the “Company”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”).

For your convenience, we have set forth the Staff’s comments below followed by our responses.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 8. Consolidated Financial Statements

Note 15. Income Taxes, page F-34

1.
Refer to comment 5. You indicate that the item “Reductions based on tax positions related to prior years” includes, in part, reductions arising from expiration of the statute of limitations. However, we see a separate item for reductions related to lapses of the statute of limitations on the roll-forward of uncertain tax positions presented on page F-37. Accordingly, please further clarify for us how reductions related to expiration of the statute of limitations are presented in your roll-forward.

Response:
The Company included all reductions in uncertain tax liabilities that were related to statute of limitation lapses in its tabular roll-forward in the line titled “Reductions related to lapses of statute of limitations.”

INGERSOLL-RAND PUBLIC LIMITED COMPANY
REGISTERED OFFICE: 170/175 LAKEVIEW DRIVE, SWORDS, DUBLIN IRELAND
REGISTERED IN IRELAND WITH LIMITED LIABILITY REGISTERED NUMBER: 469272
DIRECTORS: A.C. BERZIN (U.S.A.), J. BRUTON, E.L. CHAO (U.S.A.), J.L. COHON (U.S.A.), G.D. FORSEE (U.S.A.),
C.J. HORNER (U.S.A.), L.P. HUDSON (U.S.A.), M.W. LAMACH (U.S.A.), M.P. LEE, J.P. SURMA (U.S.A.), R.J. SWIFT (U.S.A.), T.L. WHITE (U.S.A.)

In its previous response, the Company stated when it generally considers an audit period effectively settled or settled by stating “when either the statute of limitations has expired for the period in question and the taxing authority no longer has the legal right to audit the period or when the examination for a period is complete, a signed (where required) assessment is issued and the Company has no intention to contest the assessment.” This statement was meant exclusively to define the Company’s settled or effectively settled policy and was not meant to imply that decreases in uncertain tax liabilities related to statute of limitation lapses were included in the line “Reductions based on tax positions related to prior years.”

2.	Refer to comment 5. Please describe to us the principle components of the re-measurements resulting in reductions of uncertain tax position liabilities for pre-2015 exposures.

Response:
The Company reviews all of its liabilities for uncertain tax positions on a quarterly basis to determine if any changes in facts or circumstances have occurred in the quarter that would require the Company to re-measure the amount of the liability. Any re-measurements during the year resulting in a decrease to the liabilities for uncertain tax positions were included in the tabular roll-forward in the line “Reductions based on tax positions related to prior years.” Of the $102.2 million decrease reported on this line, approximately $4.3 million is related to re-measurements in various U.S. and non-U.S. taxing jurisdictions, none of which individually are material.

Note 20. Guarantor Financial Information, page F-46

3.
Refer to comment 6. We note your disclosure that you believe the impact of the revisions to the guarantor financial information was not material to your consolidated financial statements taken as a whole. However, we see the quantitative significance of the revisions to the information presented, that errors existed since at least 2013 and that there are additional errors in the guarantor financial information disclosed in the Form 10-Q for the quarter ended March 31, 2016. We also note that substantially all of your debt is subject to the guarantor disclosure guidance of Article 10 of Regulation S-X. Please help us better understand your materiality analysis by responding to the following:

•	Quantify the amounts of the corrections described in your response.

•	Tell us how many reporting periods are impacted by the errors in the guarantor financial information.

Response:
The amounts of the revisions by category of revision as described in the Company’s initial response are quantified in the attached tables. As disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, the revisions impacted the 2014 and 2013 annual periods which were presented for comparative purposes. In addition, the 2015 interim periods were impacted by the revisions and disclosed in the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2016 or prospectively in future filings when the appropriate comparative periods are presented. To aid in the understanding of the revisions and to simplify the presentation of the data, detailed information has been provided for the Condensed Consolidating Balance Sheet as of December 31, 2014 and the Condensed

Consolidating Statement of Comprehensive Income for the year ended December 31, 2014. The revisions to the Condensed Consolidating Statement of Cash Flows primarily relate to the proper presentation of intercompany cash payments and receipts for loans and distributions as either Operating, Investing or Financing activities based on their nature. Prior to December 31, 2015, all such transactions were presented as a financing cash flow activity. Detailed information for the Condensed Consolidating Statement of Comprehensive Income for the year ended December 31, 2013 has not been provided as amounts and explanations are similar to 2014 in magnitude and nature.

•	Describe the specific nature of the significant deficiency referred to in your response.

•
Describe to us the internal controls for preparation and review of the guarantor financial information for periods prior to the revisions and describe why your internal controls failed to detect the errors in a timely manner.

Response
The specific nature of the errors identified and corrected by management related to the incorrect presentation of intercompany balances and intercompany transactions solely reported within the Guarantor Financial Information. The errors did not have any impact to the Consolidated Financial Statements of the Company or any other disclosure within the Form 10-K of any year presented. The Company has had numerous legal entity organizational changes, including the spin of its commercial and residential security business in December 2013, as well as changes in the underlying structure of issuer, guarantor and non-guarantor relationships. These organizational changes resulted in a complex and highly manual process that the Company followed prior to December 31, 2015 when preparing the Guarantor Financial Information required for subsidiary reporting under Regulation S-X Rule 3-10.

Prior to December 31, 2015, the Company’s processes and internal controls related to the preparation and review of the Guarantor Financial Information primarily included the following:

•	Reconciliation of the Guarantor Financial Information to the Company’s Hyperion financial consolidation system (“Hyperion”) to ensure all assets and liabilities accounts were included.

•	Comparisons of the Company’s legal entity hierarchy to Hyperion in order to ensure all entities were properly classified.

•	Comparison of Guarantor Financial Information to the Company’s Consolidated Financial Statements for completeness.

•	Check for mathematical accuracy.

•	Review of narrative disclosures related to the Company's debt issuers and guarantors to ensure completeness and accuracy.

The former internal control activities over the consolidating financial information disclosed in the debt guarantor footnote were not designed appropriately to validate and ensure proper classification of intercompany balances and intercompany transactions, which eliminate in consolidation. This deficiency allowed differences in the Investment in consolidated subsidiaries account and underlying equity balances among columns and other intercompany account classification errors to arise over time which were not detected by the control activities that were in place. For example, the Company did not validate the accuracy of the Investment in consolidated subsidiaries amounts at the balance sheet date to the underlying net assets of the investees, with the related changes reflected as Equity earnings (loss) in subsidiaries, net of tax for each of the issuer/guarantor entities. The Company’s control activities primarily validated current period activity and did not validate historical balances for accuracy. Also, the Company did not ensure that any amounts allocated among issuer/guarantor and non-guarantor subsidiaries for Benefit (provision) for income taxes was accurately reflected in Equity earnings (loss) in subsidiaries through a manual adjustment. With respect to the Condensed Consolidated Statement of Cash Flows, the former internal control activities included a review to ensure that cash balances at each balance sheet date were correct and that the total change in cash for the period presented were accurately reported for each issuer/guarantor and non-guarantor subsidiary. In addition, the former internal control activities included a review to ensure all intercompany cash payments and receipts were accurately reported in the appropriate column. However, the Company did not ensure the proper classification of intercompany activity as Operating, Investing or Financing cash flows. Based on an assessment of the design deficiency summarized herein, the Company concluded that a significant deficiency in internal control over financial reporting existed as of September 30, 2015.

During the fourth quarter of 2015, the Company began the process to remediate the significant deficiency. Further legal entity organizational changes prompted the Company to re-engineer the methodology of preparing, reporting and reviewing the Guarantor Financial Information to accommodate known and future changes to the legal entity structure. The primary changes to the methodology of preparing the Guarantor Financial Information as well as process improvements to existing internal controls are as follows:

•	Substantial elimination of manual calculations and adjustments carried-forward from prior periods to present intercompany activity;

•	Implemented reconciliations of the Investment in consolidated subsidiaries account to the underlying equity of the entities owned by the investor entity;

•
Enhanced utilization of data from the Company’s Hyperion system to provide transparency into underlying intercompany transactions and relationships among the respective guarantors and subsidiaries; and

•
Implemented comprehensive checklists to ensure proper preparation and review of the Guarantor Financial Information at the appropriate levels. The checklists include standard Regulation S-X Rule 3-10 considerations as well as Company specific guidance for the preparer and reviewer to follow, including validation, classification and allocation of amounts. The checklist is prepared by a Manager level employee and reviewed by a Director.

The process and control improvements implemented by the Company enabled a more precise method to determine the accuracy of the Investment in consolidated subsidiaries balances as of December 31, 2015, indicating the previously reported amounts were incorrect. In addition to the errors impacting the Investment in consolidated subsidiaries account, other known immaterial errors previously discussed in the Company’s response letter dated June 16, 2016 were also corrected. Prior annual periods were revised and disclosed in Footnote 20 in the Company’s Form 10-K for the year ended December 31, 2015 with each 2015 interim period to be revised prospectively as a comparative period throughout 2016.

Although the Company implemented process and control improvements during the fourth quarter of 2015, the significant deficiency was not considered to be fully remediated as of December 31, 2015; and the Company continued to make remediation efforts subsequent to that date. In particular, after the Company's

2015 Form 10-K filing, the Company added a new control activity to validate the accuracy of manual tax adjustments necessary to reflect the equity method of accounting in the Guarantor Financial Information. As a result, an isolated error of approximately $400 million reflecting the total amount of the manual adjustment was detected during the preparation of the Company’s Form 10-Q for the three months ended March 31, 2016 which only impacted the previously reported December 31, 2015 Condensed Consolidating Balance Sheet within the Guarantor Financial Information. The correction of the error increased the Investment in consolidated subsidiaries and Total equity accounts and resulted from the incorrect application of the equity method of accounting in the amount of the isolated error. It should be noted that no other errors were identified in the first quarter ended March 31, 2016 due to the application of the process improvements implemented at December 31, 2015.

•
Describe to us the basis for your conclusion that the underlying control deficiencies did not result in a material weakness in internal control over financial reporting during the affected periods. Also, describe how the control deficiencies were considered in your conclusion that disclosure controls and procedures were effective at December 31, 2015.

Response
In evaluating the identified control deficiency, management considered both quantitative and qualitative considerations prior to concluding that the underlying significant deficiency did not result in a material weakness in internal control over financial reporting during the affected periods. The evaluation included referencing the definition of a material weakness included in Rule 1-02(a)(4) of Regulation S-X as well as considering risk factors and indicators of a material weakness provided in Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (“Management Guidance”).

Rule 1-02(a)(4) of Regulation S-X defines a material weakness as “a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the registrant's annual or interim financial statement will not be prevented or detected on a timely basis”. In determining the severity of the deficiency, the Company recognized that the severity of the deficiency was not dependent on whether a misstatement actually occurred but rather whether there was a reasonable possibility that the Company’s controls will fail to prevent or detect a misstatement that could be material to the Company’s financial statements taken as a whole.

As part of the Company’s materiality assessment, management considered the nature of the Guarantor Financial Information disclosure with the known users of the information and the manner in which it is used. Given the Company’s guarantor structure wherein the ultimate parent company guarantees all of its public debt, holders of the Company’s registered debt securities for which Guarantor Financial Information is prepared place primary reliance on the Consolidated Financial Statements of the Company and related disclosures when making investment decisions. In management’s experience, given the nature of the Company’s guarantor structure, intercompany amounts which are eliminated in consolidation are generally not an area of focus for the Company’s investors, equity or credit analysts, rating agencies or bondholders. The Guarantor Financial Information is not discussed by the Company in any of its earnings releases or investor presentations. As far as management is aware, questions over accounts eliminated in consolidation have not been raised by an investor, equity or credit analyst, rating agency or bondholder. As a result, management believes holders of the Company’s registered debt were not adversely impacted by the errors undetected by the control procedures in place at the time.

Risk factors affect whether there is a reasonable possibility that a deficiency, or a combination of deficiencies, will result in a material misstatement. In addition to the foregoing analysis, management considered the following risk factors provided in Management Guidance:

•	The nature of the financial reporting elements involved

The Company’s analysis considered the nature of the information affected by the significant deficiency. The significant deficiency did not impact any amounts reported in the Consolidated Financial Statements of the Company and its related footnotes disclosures in any prior period other than certain amounts reported within the Company’s Guarantor Financial Information footnote disclosure. The Company’s internal controls have been effectively designed and operating to ensure that the narrative disclosures included in the footnote are complete and accurate in describing (1) the debt issuers and related guarantees, (2) the nature of the guarantees, (3) changes in guarantor entities in any period and (4) discussions of any restrictions that would impact the parent or guarantor entities’ ability to obtain funds form their respective subsidiaries. In addition, control activities related to non-intercompany accounts (cash balances, operating assets, liabilities, revenues, expenses and cash flows) were designed and operating effectively to ensure amounts are accurate and consistent with the Company’s underlying financial records. However, the Company’s existing controls were not sufficiently designed to prevent misstatements in the presentation of the guarantor entities' intercompany balances and intercompany transactions.

In addition, revisions made to the non-guarantor subsidiaries related to the presentation of Investment in consolidating subsidiaries, Total equity, Intercompany receivables and Intercompany payables on a gross basis rather than a net basis were the largest errors quantitatively and were isolated within the non-guarantor subsidiaries (labeled “Other Subsidiaries”). The Company previously determined such gross presentation within the non-guarantor subsidiaries column (effectively presenting on a “combined basis” within the non-guarantor subsidiary column) only impacted the Other Subsidiaries (non-guarantor subsidiaries) and Consolidating Adjustments (eliminations) columns within the Guarantor Financial Information and had no impact on the Company’s Consolidated Financial Statements, but revised the presentation in connection with the other revisions discussed herein. In addition, management considered the impacts of the revisions to the non-guarantor subsidiaries and determined that they do not have an impact on the evaluation of the guarantor subsidiaries.

•	The susceptibility of the related asset or liability to loss or fraud

The Investment in consolidated subsidiaries account, where the majority and largest amount of the errors were identified, is not related to an asset or liability that is susceptible to loss or fraud. The errors relate to the presentation of an entity’s investment in its consolidated subsidiaries and the presentation of related intercompany income statement and cash flow activity. These assets are not tangible assets and are eliminated in the Company’s Consolidated Financial Statements. As a result, accounts related to the significant deficiency are not susceptible to loss or fraud.

•	The subjectivity, complexity or extent of judgment required to determine the amount involved

There is no subjectivity or judgment involved in the determination of the intercompany balances and intercompany transactions presented in the Guarantor Financial Information. However, the determination of the amounts involves complexity due to (1) the requirement to present financial information in the disclosure on a different basis of consolidation (i.e. the equity method of accounting) relative to the Company’s Consolidated Financial Statements and (2) the volume of legal entities and the frequency of organizational changes that occurred in the periods covered by the financial statements presented in the Form 10-K for the year ended December 31, 2015. The complexity relates to certain amounts presented in the Guarantor Financial Information disclosure, in particular, the intercompany balances and intercompany transactions.

•	The interaction or relationship of the control with other controls, including whether they are interdependent or redundant

The controls over the preparation of the Guarantor Financial Information are discrete and do not impact how other financial statement accounts, disclosures or assertions are prepared.

•	The interaction of the deficiencies

There was no interaction, relationship or interdependency between this significant deficiency and other controls.

•	The possible future consequences of the deficiency

Management does not expect any material future consequences of the significant deficiency. The significant deficiency was identified in connection with re-engineering the methodology of preparing, reporting and reviewing intercompany balances within the Guarantor Financial Information with the intent to improve processes and control activities. The Company believes that the likelihood of additional errors of a magnitude similar to those identified in the fourth quarter of 2015 is low. While an additional error was identified during the preparation of the Company’s Form 10-Q for the quarter ended March 31, 2016, it related to an isolated error at December 31, 2015 as discussed above, with a magnitude of approximately $400 million.

Although the Company determined that the combined weight of the risk factors did not indicate that the significant deficiency represented a material weakness, management assessed the indicators of material weakness in internal control over financial reporting provided in Management Guidance.

•	Identification of fraud, whether or not material, on the part of senior management

The errors detected were not the result of fraud on the part of senior management or any other person employed by the Company.

•	Restatement of previously issued financial statements to reflect the correction of a material misstatement

As discussed above, the Company does not consider the errors to be material to the financial statements taken as a whole and accordingly, did not restate previously issued financial statements. The financial statements were revised and disclosed in the subsequent Form 10-K.

•
Identification of a material misstatement of financial statements in the current period in circumstances that indicate that the misstatement would not have been detected by the company's internal control over financial reporting

The misstatements were identified by the Company as a result of a re-engineering of the methodology of preparing, reporting and reviewing intercompany balances within the Guarantor Financial Information with the intent to improve processes and control activities. These process improvements and additional control activities coincided with a legal entity organizational change that required retrospective application during the fourth quarter of 2015.

•	Ineffective oversight of the company's external financial reporting and internal control over financial reporting by the company's audit committee

The significant deficiency was not a result of ineffective oversight of the Company's external financial reporting and internal control over financial reporting by the company's Audit Committee.

In evaluating the identified control deficiency, management considered both quantitative and qualitative considerations prior to concluding that the underlying significant deficiency did not result in a material weakness in internal control over financial reporting during the affected periods. Although the misstatements were large in magnitude, management took into consideration that the misstatements (1) did not impact the Consolidated Financial Statements of the Company, (2) were limited to intercompany balances and intercompany transactions eliminated in consolidation and (3) did not adversely impact the primary users of the Guarantor Financial Information (investors, analysts, rating agencies or bondholders as discussed above). In addition, management’s assessment of the risk factors and indicators of a material weakness provided in Management Guidance support the conclusion that the significant deficiency did not result in a material weakness defined by the SEC.

Management also evaluated the impact of the significant deficiency on the conclusion that disclosure controls and procedures were effective at December 31, 2015. Internal control over financial reporting requires controls over all relevant assertions related to all significant accounts and disclosures in the financial statements. Significant accounts and disclosures are identified upon consideration of qualitative and quantitative risk factors related to financial statement line items and disclosures. Relevant assertions are those financial statement assertions pertaining to significant accounts and disclosures that have a reasonable possibility of containing misstatements that would cause the financial statements themselves to be materially misstated. Generally, effective internal control over financial reporting means that there is reasonable assurance that the Company’s financial reporting and preparation of financial statements are reliable. In order to be considered effective, there cannot be any material weaknesses in the registrant’s internal control over financial reporting. Per the above assessment, the Company concluded at September 30, 2015 and periods subsequent that the control deficiency detected was not considered a material weakness. Since it merited the attention of those charged with governance (the Audit Committee), management concluded that the control deficiency was a significant deficiency. In addition, the significant deficiency solely related to intercompany activity within the Guarantor Financial Information and did not impact the Consolidated Financial Statements of the Company taken as a whole or any other information in the Form 10-K. The Company’s controls over the consolidated financial statements and other footnote disclosures in the Form 10-K for the period ending December 31, 2015 were designed and operated effectively. As a result, management concluded that based on its assessment, the Company’s internal control over financial reporting and disclosure controls and procedures were effective as of December 31, 2015.

* * * * *

In connection with these responses, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. If you have any questions with respect to this letter, or if you require additional information, please do not hesitate to contact me at 704-655-4170.

Sincerely,

/s/ Susan K. Carter
Susan K. Carter
Senior Vice President and Chief Financial Officer

cc: Securities and Exchange Commission
Andri Carpenter
Gary Todd

Revisions to Condensed Consolidating Statement of Comprehensive Income for the year ended December 31, 2014

	Plc	International Holding	Lux International	Global Holding	New Jersey	Lux Finance	Other Subsidiaries	Consolidating Adjustments	Consolidated
#1 - Errors in the application of the equity method
Net revenues	—	—	—	—	—	—	—	—	—
Cost of goods sold	—	—	—	—	—	—	—	—	—
Selling and administrative expenses	—	—	—	—	—	—	—	—	—
Operating income	—	—	—	—	—	—	—	—	—
Equity earnings (loss) in subsidiaries	—	(360.8)	—	119.4	386.4	(21.0)	—	(124.0)	—
Other income/(expense), net	—	—	—	—	—	—	—	—	—
Net earnings	—	(360.8)	—	119.4	386.4	(21.0)	—	(124.0)	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Comprehensive income attributable to Plc	—	(360.8)	—	119.4	386.4	(21.0)	—	(124.0)	—

#2 - Presentation of "Other Subsidiaries" with activity within the column eliminated
Net revenues	—	—	—	—	—	—	—	—	—
Cost of goods sold	—	—	—	—	—	—	—	—	—
Selling and administrative expenses	—	—	—	—	—	—	—	—	—
Operating income	—	—	—	—	—	—	—	—	—
Equity earnings (loss) in subsidiaries	—	—	—	—	—	—	(1,271.2)	1,271.2	—
Other income/(expense), net	—	—	—	—	—	—	—	—	—
Net earnings	—	—	—	—	—	—	(1,271.2)	1,271.2	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Comprehensive income attributable to Plc	—	—	—	—	—	—	(1,271.2)	1,271.2	—

#3 - Correction to include Other comprehensive income amounts attributable to an entity's subsidiary
Net revenues	—	—	—	—	—	—	—	—	—
Cost of goods sold	—	—	—	—	—	—	—	—	—
Selling and administrative expenses	—	—	—	—	—	—	—	—	—
Operating income	—	—	—	—	—	—	—	—	—
Equity earnings (loss) in subsidiaries	—	—	—	—	—	—	—	—	—
Other income/(expense), net	—	—	—	—	—	—	—	—	—
Net earnings	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	(549.5)	—	(261.5)	(225.0)	—	(30.1)	1,066.1	—
Comprehensive income attributable to Plc	—	(549.5)	—	(261.5)	(225.0)	—	(30.1)	1,066.1	—

Revisions to Condensed Consolidating Statement of Comprehensive Income for the year ended December 31, 2014

	Plc	International Holding	Lux International	Global Holding	New Jersey	Lux Finance	Other Subsidiaries	Consolidating Adjustments	Consolidated
#4 - Correction to include intercompany revenues and cost of sales
Net revenues	—	—	—	—	272.7	—	115.1	(387.8)	—
Cost of goods sold	—	—	—	—	(272.7)	—	(115.1)	387.8	—
Selling and administrative expenses	—	—	—	—	—	—	—	—	—
Operating income	—	—	—	—	—	—	—	—	—
Equity earnings (loss) in subsidiaries	—	—	—	—	—	—	—	—	—
Other income/(expense), net	—	—	—	—	—	—	—	—	—
Net earnings	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Comprehensive income attributable to Plc	—	—	—	—	—	—	—	—	—

#5 - Correction to the presentation of allocated Selling and administrative expenses
Net revenues	—	—	—	—	—	—	—	—	—
Cost of goods sold	—	—	—	—	—	—	—	—	—
Selling and administrative expenses	(8.8)	—	—	—	113.6	—	(104.8)	—	—
Operating income	(8.8)	—	—	—	113.6	—	(104.8)	—	—
Equity earnings (loss) in subsidiaries	—	—	—	—	—	—	—	—	—
Other income/(expense), net	8.8	—	—	—	(113.6)	—	104.8	—	—
Net earnings	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Comprehensive income attributable to Plc	—	—	—	—	—	—	—	—	—

Total revisions as reported in Form 10-K:
Net revenues	—	—	—	—	272.7	—	115.1	(387.8)	—
Cost of goods sold	—	—	—	—	(272.7)	—	(115.1)	387.8	—
Selling and administrative expenses	(8.8)	—	—	—	113.6	—	(104.8)	—	—
Operating income	(8.8)	—	—	—	113.6	—	(104.8)	—	—
Equity earnings (loss) in subsidiaries	—	(360.8)	—	119.4	386.4	(21.0)	(1,271.2)	1,147.2	—
Other income/(expense), net	8.8	—	—	—	(113.6)	—	104.8	—	—
Net earnings	—	(360.8)	—	119.4	386.4	(21.0)	(1,271.2)	1,147.2	—
Other comprehensive income	—	(549.5)	—	(261.5)	(225.0)	—	(30.1)	1,066.1	—
Comprehensive income attributable to Plc	—	(910.3)	—	(142.1)	161.4	(21.0)	(1,301.3)	2,213.3	—

Revisions to Condensed Consolidating Balance Sheet as of December 31, 2014

	Plc	International Holding	Lux International	Global Holding	New Jersey	Lux Finance	Other Subsidiaries	Consolidating Adjustments	Consolidated
#1 - Errors in the application of the equity method
Intercompany receivables	—	(309.5)	—	(0.2)	(11.3)	(50.7)	—	371.7	—
Investments in consolidated subsidiaries	—	2,276.9	—	(3,623.8)	1,596.9	(214.7)	—	(35.3)	—
Intercompany notes receivable	—	—	—	—	—	—	—	—	—
Total assets	—	1,967.4	—	(3,624.0)	1,585.6	(265.4)	—	336.4	—

Intercompany payables	—	—	—	—	—	—	—	—	—
Intercompany notes payable	—	—	—	—	—	—	—	—	—
Equity	—	1,967.4	—	(3,624.0)	1,585.6	(265.4)	—	336.4	—
Total liabilities and equity	—	1,967.4	—	(3,624.0)	1,585.6	(265.4)	—	336.4	—

#2 - Presentation of "Other Subsidiaries" with balance within the column eliminated
Intercompany receivables	—	—	—	—	—	—	(1,296.7)	1,296.7	—
Investments in consolidated subsidiaries	—	—	—	—	—	—	(8,645.5)	8,645.5	—
Intercompany notes receivable	—	—	—	—	—	—	—	—	—
Total assets	—	—	—	—	—	—	(9,942.2)	9,942.2	—

Intercompany payables	—	—	—	—	—	—	(1,669.1)	1,669.1	—
Intercompany notes payable	—	—	—	—	—	—	—	—	—
Equity	—	—	—	—	—	—	(8,273.1)	8,273.1	—
Total liabilities and equity	—	—	—	—	—	—	(9,942.2)	9,942.2	—

#7 - Correction to improper netting of intercompany receivables and payables
Intercompany receivables	—	—	—	(7.8)	899.5	—	—	(891.7)	—
Investments in consolidated subsidiaries	—	—	—	—	—	—	—	—	—
Intercompany notes receivable	—	—	—	—	—	—	—	—	—
Total assets	—	—	—	(7.8)	899.5	—	—	(891.7)	—

Intercompany payables	—	—	—	(7.8)	899.5	—	—	(891.7)	—
Intercompany notes payable	—	—	—	—	—	—	—	—	—
Equity	—	—	—	—	—	—	—	—	—
Total liabilities and equity	—	—	—	(7.8)	899.5	—	—	(891.7)	—

Revisions to Condensed Consolidating Balance Sheet as of December 31, 2014

	Plc	International Holding	Lux International	Global Holding	New Jersey	Lux Finance	Other Subsidiaries	Consolidating Adjustments	Consolidated
#8 - Correction to improper classification of current and long-term intercompany balances
Intercompany receivables	—	—	—	—	—	—	(5,471.6)	5,471.6	—
Investments in consolidated subsidiaries	—	—	—	—	—	—	—	—	—
Intercompany notes receivable	—	—	—	—	—	—	5,471.6	(5,471.6)	—
Total assets	—	—	—	—	—	—	—	—	—

Intercompany payables	—	—	—	(429.0)	(5,042.6)	—	—	5,471.6	—
Intercompany notes payable	—	—	—	429.0	5,042.6	—	—	(5,471.6)	—
Equity	—	—	—	—	—	—	—	—	—
Total liabilities and equity	—	—	—	—	—	—	—	—	—

Total revisions as reported in Form 10-K:
Intercompany receivables	—	(309.5)	—	(8.0)	888.2	(50.7)	(6,768.3)	6,248.3	—
Investments in consolidated subsidiaries	—	2,276.9	—	(3,623.8)	1,596.9	(214.7)	(8,645.5)	8,610.2	—
Intercompany notes receivable	—	—	—	—	—	—	5,471.6	(5,471.6)	—
Total assets	—	1,967.4	—	(3,631.8)	2,485.1	(265.4)	(9,942.2)	9,386.9	—

Intercompany payables	—	—	—	(436.8)	(4,143.1)	—	(1,669.1)	6,249.0	—
Intercompany notes payable	—	—	—	429.0	5,042.6	—	—	(5,471.6)	—
Equity	—	1,967.4	—	(3,624.0)	1,585.6	(265.4)	(8,273.1)	8,609.5	—
Total liabilities and equity	—	1,967.4	—	(3,631.8)	2,485.1	(265.4)	(9,942.2)	9,386.9	—